VIA OVERNIGHT COURIER AND EDGAR

May 5, 2006

Re:	MasterCard Incorporated
Pre-Effective Amendment No. 6 to
Registration Statement on Form S-1
File No. 333-128337

Amanda McManus, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. McManus:

On behalf of MasterCard Incorporated we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (“SEC”) Pre-Effective Amendment No. 6 to the above-referenced registration statement relating to the offering of shares of MasterCard’s Class A common stock, par value $0.0001 per share, marked to show changes from the Registration Statement as filed on May 3, 2006. The Registration Statement has been revised in response to the Staff’s comments and to reflect other updating changes.

To assist your review, we have retyped the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by MasterCard.

Securities and Exchange Commission	-2-	May 5, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

1.	Refer to the first paragraph on page 38. Please provide additional details regarding the conversion of a large payment cards program to explain:

•	Why the conversion is expected to have a negative rather than a positive impact on your second quarter revenues; and

•	Whether the associated incentive you provided is a one-time incentive or continuing.

In response to the Staff’s comment, MasterCard has revised its disclosure on pages 38 and 45 to explain why the one-time incentives associated with the conversion are expected to have a negative impact on MasterCard’s second quarter revenues.

Contractual Obligations, page 57

2.	Please revise footnote (3) to provide more detail regarding the sponsorship agreement referenced. In particular, clarify which party is seeking to enforce the agreement. Your current disclosure merely refers to “the Company.” In addition, we do not understand the final sentence of the footnote which states: “[s]hould we not succeed, we would not be obligated to make payment.” Please revise or advise.

In response to the Staff’s comment, MasterCard has revised its disclosure in footnote (3) on page 57 to explain that, should MasterCard not succeed in establishing the enforceability of the sponsorship agreement, MasterCard would not be obligated to make the related payment.

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Securities and Exchange Commission	-3-	May 5, 2006

Please do not hesitate to call Vincent Pagano, Jr. at 212-455-3125 or Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc: Securities and Exchange Commission

            Elaine Wolff, Esq.

            Rachel Zablow

            Steven Jacobs

      MasterCard Incorporated

            Noah J. Hanft, Esq.

            Timothy H. Murphy, Esq.

      Cleary Gottlieb Steen & Hamilton LLP

            David Lopez, Esq.